Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & FedEx

November 16, 2012

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:       The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
Request Pursuant to Rule 485(b) (1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (“LNY”, and together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

On September 24, 2012, pursuant to Rule 485(a)(1) of the 1933 Act, LNL filed the following “template” or model variable annuity filing as described below:

•	Lincoln National Variable Annuity Account H, File No. 333-170695 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; the Replicate Filings will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	The Replicate Filings will not include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The amendment outlines the following changes to the prospectus effective December 3, 2012, unless otherwise noted:

•
the current charge for both the single life and joint life options of the Lincoln SmartSecurity® Advantage will be increased for new elections and for existing contractowners upon the next election of a step-up of Guaranteed Amount;

•
the age-banded percentages for calculating the Guaranteed Annual Income under Lincoln Lifetime IncomeSM Advantage 2.0 and Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds will be adjusted and will be applicable to new elections of these riders;

•	the addition of a new investment option and the resulting changes to the Investment Requirements; and

•
purchase payments totaling $1 million or more (which includes total purchase payments for all contracts issued by the Company (or its affiliates) in which you are an owner and/or annuitant) will be subject to Home Office approval.

The only difference between the Template Filing and the Replicate Filings is that the new investment option will not be added to Replicate Filings under Lincoln Life Variable Annuity Account N and Lincoln New York Account N for Variable Annuities.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln National Variable Annuity Account H
•	File No. 333-181615
Lincoln Life Variable Annuity Account N
•	File No. 333-170529
•	File No. 333-170897
•	File No. 333-181612
Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-171097
•	File No. 333-181617

     Lincoln New York Account N for Variable Annuities
•	File No. 333-171096
•	File No. 333-181616

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1222.  Thank you for your assistance with and attention to this matter.

Sincerely,

Scott C. Durocher
Counsel

cc:   Alberto Zapata, Esq.